# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Anghami Inc, CIK 0001871983
CUSIP: G0369L101
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: DUBAI INTERNET CITY, BUILDING 17, 2ND FLOOR, OFFICE 254, DUBAI, United Arab Emirates (C0), 73030
Date of event which requires filing of this statement: 03/23/2025
Filed by CIK 0002018653
Persons authorized to receive notices and communications: Fiona Robertson, OSN Building, Dubai Media City, Dubai, United Arab Emirates (C0), -, 971 52 877 7826

## Reporting persons
- OSN Streaming Limited (CIK 0002018653): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 72,411,753; sole dispositive power 0; shared dispositive power 72,411,753; aggregate amount beneficially owned 72,411,753 (70.8% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 36,985,507 ordinary shares, par value $0.0001 per share (the "Ordinary Shares") of Anghami Inc., an exempted company incorporated in the Cayman Islands with limited liability (the "Issuer"), plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note and the remaining Additional Notes (each as defined in the Amended Schedule 13D) that OSN Streaming Limited ("OSN Streaming") may elect to purchase pursuant to the Note Purchase Agreement (as defined in the Amended Schedule 13D). The total number of Ordinary Shares into which the Notes (as defined in the Amended Schedule 13D) are convertible does not include Ordinary Shares issuable upon the conversion of any PIK Interest, for which OSN Streaming is required to give more than 60 days' notice to the Issuer.
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 102,313,374 Ordinary Shares, which includes (i) 66,887,128 Ordinary Shares outstanding as of March 21, 2025, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note and the remaining Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
- OSN Streaming Holding Limited: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 0; shared voting power 72,411,753; sole dispositive power 0; shared dispositive power 72,411,753; aggregate amount beneficially owned 72,411,753 (70.8% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 36,985,507 Ordinary Shares, plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note and the remaining Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. The total number of Ordinary Shares into which the Notes are convertible does not include Ordinary Shares issuable upon the conversion of any PIK Interest, for which OSN Streaming is required to give more than 60 days' notice to the Issuer.
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 102,313,374 Ordinary Shares, which includes (i) 66,887,128 Ordinary Shares outstanding as of March 21, 2025, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note and the remaining Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
  
  3. Pursuant to the SPA entered into by and between OSN Streaming Holding, the Purchaser and the Purchaser Guarantor (in each case, as defined in Item 6 of this Amendment No. 5) on March 23, 2025, subject to the satisfaction or waiver of the conditions specified therein, the Purchaser will acquire from OSN Streaming Holding a number of ordinary shares in OSN Streaming cumulatively representing up to 33.83% of the total issued share capital of OSN Streaming as of the date of the SPA. On the First Completion Date (as defined in the SPA), (i) OSN Streaming, OSN Streaming Holding and the Purchaser will enter into the Shareholders' Agreement (as defined in Item 6 of this Amendment No. 5) to, among other things, regulate their affairs in relation to OSN Streaming and the Issuer and (ii) OSN Streaming Holding and the Purchaser will enter into the Option Agreement (as defined in Item 6 of this Amendment No. 5), pursuant to which OSN Streaming Holding will grant the Purchaser certain call and put options in respect of ordinary shares in OSN Streaming on the terms and subject to the conditions set forth therein. For further information on the terms and conditions of the SPA, the Shareholders' Agreement and the Option Agreement, please see Item 6 of this Amendment No. 5.
- Panther Media Holding Limited: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 0; shared voting power 72,411,753; sole dispositive power 0; shared dispositive power 72,411,753; aggregate amount beneficially owned 72,411,753 (70.8% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 36,985,507 Ordinary Shares, plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note and the remaining Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. The total number of Ordinary Shares into which the Notes are convertible does not include Ordinary Shares issuable upon the conversion of any PIK Interest, for which OSN Streaming is required to give more than 60 days' notice to the Issuer.
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 102,313,374 Ordinary Shares, which includes (i) 66,887,128 Ordinary Shares outstanding as of March 21, 2025, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note and the remaining Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
  
  3. Pursuant to the SPA entered into by and between OSN Streaming Holding, the Purchaser and the Purchaser Guarantor (in each case, as defined in Item 6 of this Amendment No. 5) on March 23, 2025, subject to the satisfaction or waiver of the conditions specified therein, the Purchaser will acquire from OSN Streaming Holding a number of ordinary shares in OSN Streaming cumulatively representing up to 33.83% of the total issued share capital of OSN Streaming as of the date of the SPA. On the First Completion Date (as defined in the SPA), (i) OSN Streaming, OSN Streaming Holding and the Purchaser will enter into the Shareholders' Agreement (as defined in Item 6 of this Amendment No. 5) to, among other things, regulate their affairs in relation to OSN Streaming and the Issuer and (ii) OSN Streaming Holding and the Purchaser will enter into the Option Agreement (as defined in Item 6 of this Amendment No. 5), pursuant to which OSN Streaming Holding will grant the Purchaser certain call and put options in respect of ordinary shares in OSN Streaming on the terms and subject to the conditions set forth therein. For further information on the terms and conditions of the SPA, the Shareholders' Agreement and the Option Agreement, please see Item 6 of this Amendment No. 5.
- Panther Media Group Limited: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 0; shared voting power 72,411,753; sole dispositive power 0; shared dispositive power 72,411,753; aggregate amount beneficially owned 72,411,753 (70.8% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 36,985,507 Ordinary Shares, plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note and the remaining Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. The total number of Ordinary Shares into which the Notes are convertible does not include Ordinary Shares issuable upon the conversion of any PIK Interest, for which OSN Streaming is required to give more than 60 days' notice to the Issuer.
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 102,313,374 Ordinary Shares, which includes (i) 66,887,128 Ordinary Shares outstanding as of March 21, 2025, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note and the remaining Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
  
  3. Pursuant to the SPA entered into by and between OSN Streaming Holding, the Purchaser and the Purchaser Guarantor (in each case, as defined in Item 6 of this Amendment No. 5) on March 23, 2025, subject to the satisfaction or waiver of the conditions specified therein, the Purchaser will acquire from OSN Streaming Holding a number of ordinary shares in OSN Streaming cumulatively representing up to 33.83% of the total issued share capital of OSN Streaming as of the date of the SPA. On the First Completion Date (as defined in the SPA), (i) OSN Streaming, OSN Streaming Holding and the Purchaser will enter into the Shareholders' Agreement (as defined in Item 6 of this Amendment No. 5) to, among other things, regulate their affairs in relation to OSN Streaming and the Issuer and (ii) OSN Streaming Holding and the Purchaser will enter into the Option Agreement, pursuant to which OSN Streaming Holding will grant the Purchaser certain call and put options in respect of ordinary shares in OSN Streaming on the terms and subject to the conditions set forth therein. For further information on the terms and conditions of the SPA, the Shareholders' Agreement and the Option Agreement, please see Item 6 of this Amendment No. 5.
- Kuwait Projects Company (Holding) K.S.C.P: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Kuwait (M6); source of funds: other (OO); sole voting power 0; shared voting power 72,411,753; sole dispositive power 0; shared dispositive power 72,411,753; aggregate amount beneficially owned 72,411,753 (70.8% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 36,985,507 Ordinary Shares, plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note and the remaining Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. The total number of Ordinary Shares into which the Notes are convertible does not include Ordinary Shares issuable upon the conversion of any PIK Interest, for which OSN Streaming is required to give more than 60 days' notice to the Issuer.
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 102,313,374 Ordinary Shares, which includes (i) 66,887,128 Ordinary Shares outstanding as of March 21, 2025, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note and the remaining Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
  
  3. Pursuant to the SPA entered into by and between OSN Streaming Holding, the Purchaser and the Purchaser Guarantor (in each case, as defined in Item 6 of this Amendment No. 5) on March 23, 2025, subject to the satisfaction or waiver of the conditions specified therein, the Purchaser will acquire from OSN Streaming Holding a number of ordinary shares in OSN Streaming cumulatively representing up to 33.83% of the total issued share capital of OSN Streaming as of the date of the SPA. On the First Completion Date (as defined in the SPA), (i) OSN Streaming, OSN Streaming Holding and the Purchaser will enter into the Shareholders' Agreement (as defined in Item 6 of this Amendment No. 5) to, among other things, regulate their affairs in relation to OSN Streaming and the Issuer and (ii) OSN Streaming Holding and the Purchaser will enter into the Option Agreement (as defined in Item 6 of this Amendment No. 5), pursuant to which OSN Streaming Holding will grant the Purchaser certain call and put options in respect of ordinary shares in OSN Streaming on the terms and subject to the conditions set forth therein. For further information on the terms and conditions of the SPA, the Shareholders' Agreement and the Option Agreement, please see Item 6 of this Amendment No. 5.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Anghami Inc
Address of issuer's principal executive offices: DUBAI INTERNET CITY, BUILDING 17, 2ND FLOOR, OFFICE 254, DUBAI, United Arab Emirates (C0), 73030
Comment: This Amendment No. 5 (this "Amendment No. 5") amends the initial statement on Schedule 13D filed on April 8, 2024 (the "Original Schedule 13D"), as amended and supplemented by Amendment No. 1 to the Original Schedule 13D, Amendment No. 2 to the Original Schedule 13D, Amendment No. 3 to the Original Schedule 13D and Amendment No. 4 to the Original Schedule 13D filed on November 19, 2024, December 18, 2024, February 3, 2025, and February 7, 2025, respectively (the Original Schedule 13D, as so amended and supplemented, the "Amended Schedule 13D"), relating to the Ordinary Shares of the Issuer. The address of the principal executive office of the Issuer is 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. The information reported in the Amended Schedule 13D remains in effect, except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 5. Capitalized terms used but not defined in this Amendment No. 5 shall have the respective meanings ascribed to them in the Amended Schedule 13D. All references to the Schedule 13D in the Amended Schedule 13D and this Amendment No. 5 shall be deemed to refer to the Amended Schedule 13D as amended and supplemented by this Amendment No. 5.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented by the addition of the following:

Pursuant to the Shareholders' Agreement to be entered into between OSN Streaming Holding and the Purchaser on the First Completion Date (as defined in the SPA), prior to June 30, 2028 (the "Call Option Lapse Date") (and, following the Call Option Lapse Date, for so long as the Purchaser holds 15% or more, directly or indirectly, of the Ordinary Shares), the Purchaser will be entitled to appoint and remove one member to the board of directors of OSN Streaming. Additionally, prior to the Call Option Lapse Date (and, following the Call Option Lapse Date, for so long as the Purchaser holds 7.5% or more, directly or indirectly, of the Ordinary Shares), the Purchaser will be entitled to appoint and remove (i) one additional member to the board of directors of OSN Streaming and (ii) one member to the board of directors of the Issuer (the "Board"). Further, prior to the Call Option Lapse Date (and, following the Call Option Lapse Date, for so long as the Purchaser holds 15% or more, directly or indirectly, of the Ordinary Shares), the Purchaser will be entitled to appoint and remove (i) one observer to attend any meeting of the Board and (iii) one additional observer to attend any meeting of the audit committee of the Issuer. The information set forth in Item 6 of this Amendment No. 5 is incorporated herein by reference.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof and subject to the terms of the Registration Rights Agreement, the SPA and the Shareholders' Agreement, retain the right to change their investment intent, from time to time or at any time, and they may either alone or in concert with others, without the prior consent or approval of the Board (i) acquire additional Ordinary Shares or other securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, including a transaction, or a series of related transactions, as a result of which OSN Streaming (directly or indirectly) may acquire all of the outstanding Ordinary Shares and all securities of the Issuer convertible or exchangeable into such shares not held by any of the Reporting Persons (a "Minority Buyout"), (ii) sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in the open market, in privately negotiated transactions or otherwise, (iii) make, or in any way participate in any "solicitation" of "proxies" to vote or "consents", or seek to advise or influence any person with respect to the voting of any voting securities of the Issuer, including, without limitation, with respect to the election or removal of directors or to approve stockholder proposals with respect to the Issuer, (iv) make any public statements and/or announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary business transaction involving the Issuer or any subsidiary of the Issuer or their securities, including a carve-out of the Issuer's online streaming music service (the "Music Business Carve-Out"); or (v) enter into any discussions, arrangements or understandings with any third party (including security holders of the Issuer) with respect to any of the foregoing, including forming, joining or participating in a "group" (as defined in Section 13(d)(3) of the Act) with any third party with respect to any Ordinary Shares or otherwise in connection with any of the foregoing, in each case, in any manner permitted by law and the Registration Rights Agreement, the SPA and the Shareholders' Agreement. The Reporting Persons may, from time to time or at any time, consider any such matters and may hold discussions with or make formal proposals to members of the management or directors of the Issuer or other third parties regarding any such matters. In addition, the Reporting Person, subject to applicable law and the Registration Rights Agreement, the SPA and the Shareholders' Agreement, reserve the right, from time to time or at any time, to formulate other plans and/or make other proposals, and to take other actions with respect to its investment in the Issuer, including any or all of the actions described in Items 4(a)-(j) of the Instructions to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

"The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date of this Schedule 13D, OSN Streaming is the record owner of an aggregate of (i) 36,985,507 Ordinary Shares, plus (ii) 13,426,246 Ordinary Shares underlying warrants that are exercisable at a price of $11.50 per Ordinary Share (subject to certain specified adjustments) in accordance with the terms of the OSN Warrant (as defined in Item 6 below), plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of (x) the $12,000,000 aggregate principal amount of the Initial Note, (y) the $20,000,000 aggregate principal amount of the Second Note and (z) the $23,000,000 aggregate principal amount of the remaining Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement, each at a per share conversion price of $2.50. The total number of Ordinary Shares into which the Notes are convertible does not include Ordinary Shares issuable upon the conversion of any PIK Interest, for which OSN Streaming is required to give more than 60 days' notice to the Issuer.

Subject to the First Completion, the Second Completion and the Third Completion (each as defined in Item 6 below), (i) OSN Streaming Holding, a wholly owned subsidiary of PMH, will hold a number of ordinary shares in OSN Streaming cumulatively representing 66.17% of the total issued share capital of OSN Streaming as of the date of the SPA and (ii) the Purchaser will hold a number of ordinary shares in OSN Streaming cumulatively representing up to 33.83% of the total issued share capital of OSN Streaming as of the date of the SPA.

PMH, a wholly owned subsidiary of PMG, holds 100% of the equity interests in OSN Streaming Holding. PMG (a majority-owned subsidiary of which KIPCO holds approximately 88%), holds 100% of the equity interests in PMH.

As such, these persons may be deemed to be members of a "group" with, and may be deemed to have or share indirect voting and dispositive power, over any of the Ordinary Shares acquired directly by OSN Streaming.

The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based on a total of 102,313,374 Ordinary Shares, which includes (i) 66,887,128 Ordinary Shares outstanding as of March 21, 2025, based upon information provided by the Issuer, plus (ii) 13,426,246 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons, plus (iii) 22,000,000 Ordinary Shares issuable upon the conversion of the Initial Note, the Second Note and the remaining Additional Notes that OSN Streaming may elect to purchase pursuant to the Note Purchase Agreement. In accordance with SEC rules governing beneficial ownership, the calculation of percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons."
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) is hereby amended and restated as follows: "The information set forth in Item 5(a) of this Amendment No. 5 is incorporated herein by reference."
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and restated as follows: "Except as set forth in Items 3, 4 and 6, which information is incorporated herein by reference, during the 60 days preceding the date of this Schedule 13D, none of the Reporting Persons has effected any transactions of Ordinary Shares."
Other persons with the right to receive dividends or sale proceeds: Item 5(d) is hereby amended and restated as follows: "Except as otherwise set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby supplemented by the addition of the following:

Sale and Purchase Agreement

On March 23, 2025, OSN Streaming Holding ("OSN Streaming Holding"), DPlay Entertainment Limited (the "Purchaser") and Discovery Communications, LLC (the "Purchaser Guarantor") entered into an agreement for the sale and purchase of shares in OSN Streaming (the "SPA"). Pursuant to the SPA and subject to the satisfaction or waiver of the terms and conditions specified therein, the Purchaser will acquire from OSN Streaming Holding a number of ordinary shares in OSN Streaming cumulatively representing up to 33.83% of the total issued share capital of OSN Streaming as of the date of the SPA (the "Share Sale"). Capitalized terms used in this sub-section of Item 6 but not defined herein have the meaning ascribed to such terms in the SPA.

The Share Sale will be implemented in three tranches: (i) at the First Completion, the Purchaser will acquire the First Tranche Sale Shares, consisting of 1,900,118 ordinary shares in OSN Streaming representing approximately 11.28% of the total issued share capital of OSN Streaming as of the date of the SPA, in exchange for a cash payment $19,000,000; (ii) at the Second Completion, the Purchaser will acquire the Second Tranche Sale Shares, consisting of 1,900,118 ordinary shares in OSN Streaming representing approximately 11.28% of the total issued share capital of OSN Streaming as of the date of the SPA, in exchange for a cash payment of $19,000,000; and (iii) at the Third Completion, the Purchaser will acquire the Third Tranche Sale Shares, consisting of 1,900,118 ordinary shares in OSN Streaming representing approximately 11.28% of the total issued share capital of OSN Streaming as of the date of the SPA, in exchange for a cash payment of $19,000,000. Following the First Completion, the Second Completion and the Third Completion, the Purchaser will hold an aggregate amount of 5,700,354 ordinary shares in OSN Streaming cumulatively representing 33.83% of the total issued share capital of OSN Streaming as of the date of the SPA.

The obligations of the Purchaser and OSN Streaming Holding to consummate the First Completion are subject to (i) obtaining all applicable consents and approvals from any Governmental Authorities and the expiration or termination of all applicable mandatory waiting periods, in each case, for the consummation of each tranche of the Share Sale and (ii) the absence of any order or judgment of any Governmental Authority that makes unlawful or prohibits or restricts the transfer of the First Tranche Sale Shares. The First Completion is expected to occur on the date that is ten business days after these conditions have been satisfied or waived (or such other date as the Seller and the Purchaser may agree). The Second Completion is expected to occur on March 31, 2026, and is conditional on the occurrence of the First Completion and the absence of any order or judgment of any Governmental Authority that makes unlawful or prohibits or restricts the transfer of the Second Tranche Sale Shares. The Third Completion is expected to occur on March 31, 2027, and is conditional on the occurrence of the Second Completion and the absence of any order or judgement of any Governmental Authority that makes unlawful or prohibits or restricts the transfer of the Third Tranche Sale Shares.

The SPA provides for customary covenants regarding the conduct of business of the Group (including the Issuer) during the period from the date of the SPA until the date of First Completion, including, among others, that OSN Streaming Holding shall (a) ensure that OSN Streaming will not (i) sell or otherwise dispose of any Ordinary Shares held by OSN Streaming, (ii) grant any options, warrants or other rights to purchase or obtain any Ordinary Shares held by OSN Streaming, (iii) create or grant any Encumbrance on any Ordinary Shares held by OSN Streaming; and (b) do anything reasonably possible to prevent the Issuer from taking action to (i) make or permit any material change in the nature or scope of its business, (ii) amend any provision of its constitutional documents, (iii) acquire any business or undertakings, or sell or otherwise dispose of the whole or any substantial part of its business, undertaking or assets, or (iv) materially amend its distribution policy or declare or make any distribution or payment of dividend outside of that policy. The foregoing restrictions will not operate so as to restrict or prevent, among other things, (a) any matter contemplated by the Convertible Note Purchase Agreement, including a share capital increase in the Issuer, (b) effecting or implementing (or taking any steps required to so effect or implement) the Minority Buyout (if any) or the Music Business Carve-Out (if any); or (c) any transaction that involves funding from OSN Streaming to the Issuer to the extent undertaken in accordance with the Shareholders' Agreement as though the relevant provisions in the Shareholders' Agreement were in full force and effect from the date of the SPA.

The foregoing summary of the SPA does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such SPA, a copy of which is included as Exhibit 11 to this Amendment No. 5 and incorporated herein by reference.

Shareholders' Agreement

On the First Completion Date, OSN Streaming, OSN Streaming Holding and the Purchaser will enter into a shareholders' agreement to regulate their affairs in relation to OSN Streaming and the Issuer, among other things (the "Shareholders' Agreement"). Capitalized terms used in this sub-section of Item 6 but not defined herein have the meaning ascribed to such terms in the Shareholders' Agreement.

Governance

The Shareholders' Agreement includes certain provisions relating to the governance of OSN Streaming and the Issuer, including that, prior to the Call Option Lapse Date (and, following the Call Option Lapse Date, for so long as the Purchaser holds 15% or more, directly or indirectly, of the Ordinary Shares), the Purchaser will be entitled to appoint and remove one member to the board of directors of OSN Streaming. Additionally, prior to the Call Option Lapse Date (and, following the Call Option Lapse Date, for so long as the Purchaser holds 7.5% or more, directly or indirectly, of the Ordinary Shares), the Purchaser will be entitled to appoint and remove (i) one additional member to the board of directors of OSN Streaming and (ii) one member to the board of directors of the Issuer (the "Board"). Further, prior to the Call Option Lapse Date (and, following the Call Option Lapse Date, for so long as the Purchaser holds 15% or more, directly or indirectly, of the Ordinary Shares), the Purchaser will be entitled to appoint and remove (i) one observer to attend any meeting of the Board and (iii) one additional observer to attend any meeting of the audit committee of the Issuer. OSN Streaming Holding, for so long as it holds a majority of the Ordinary Shares, will be entitled to appoint and remove all members of the board of directors of OSN Streaming (other than those appointed or removed by the Purchaser and any other investor who holds, directly or indirectly, 15% or more of the Ordinary Shares).

The Shareholders' Agreement provides for customary reserved matters relating to the conduct of business OSN Streaming or the Group (including the Issuer), in each case requiring the Purchaser's prior consent prior to the Call Option Lapse Date, and following the Call Option Lapse Date for so long as it holds 7.5% or more, directly or indirectly, of the Ordinary Shares. Such reserved matters include, among others, that (a) OSN Streaming will not (i) sell or otherwise dispose of any Ordinary Shares held by OSN Streaming, (ii) grant any options, warrants or other rights to purchase or obtain any Ordinary Shares held by OSN Streaming, (iii) create or grant any Encumbrance on any Ordinary Shares held by OSN Streaming, and (b) the Issuer will not (i) make or permit any material change in the nature or scope of its business, (ii) amend any provision of its constitutional documents, (iii) acquire any business or undertaking, or sell or otherwise dispose of the whole or any substantial part of its business, undertaking or assets, or (iv) materially amend its distribution policy or declare or make any distribution or payment of dividend outside of that policy. The foregoing reserved matters will not operate so as to restrict or prevent, among other things, (a) any matter contemplated by the Convertible Note Purchase Agreement, including a share capital increase in the Issuer, (b) effecting or implementing (or taking any steps required to so effect or implement) the Minority Buyout (if any) or the Music Business Carve-Out (if any); or (c) any transaction that involves funding from OSN Streaming Holding to the Issuer to the extent undertaken in accordance with the Shareholders' Agreement.

Transfer Restrictions

The Shareholders' Agreement provides that no holder of OSN Shares is permitted to transfer its OSN Shares to an unaffiliated third party prior to the Call Option Lapse Date.

From the date immediately following the Call Option Lapse Date, any holder of OSN Shares may transfer its OSN Shares to an unaffiliated third party subject to, among others, the following rights and restrictions:

ROFO: Each holder of ordinary shares of OSN Streaming ("OSN Shares") will have a right of first offer if any other holder of OSN Shares (a "ROFO Seller") proposes to sell any OSN Shares (the "ROFO Sale Shares") owned by the ROFO Seller to any other party. Each time the ROFO Seller proposes to sell any ROFO Sale Shares, the ROFO Seller will first offer such ROFO Sale Shares to the other holders of OSN Shares in accordance with the Shareholders' Agreement.

Tag-Along: Subject to certain customary exceptions, if OSN Streaming Holding or any of its affiliates (together, the "Tag Triggering Sellers") propose to sell any OSN Shares to an unaffiliated third party (the "Tag Transferee"), the Tag Triggering Sellers will procure that each of the other holders of OSN Shares have the opportunity to sell to the Tag Transferee their pro-rata portion of respective OSN Shares in accordance with the Shareholders' Agreement.

Drag-Along: If OSN Streaming Holding or any of its affiliates (together, the "Drag Triggering Sellers") propose to sell any OSN Shares to an unaffiliated third party (the "Drag Transferee") which would, on its completion, result in a change of control in OSN Streaming, the Drag Triggering Sellers will have the right to require all other holders of OSN Shares to sell to the Drag Transferee all of their respective OSN Shares in accordance with the Shareholders' Agreement.

Funding

Prior to the Call Option Lapse Date, OSN Streaming Holding must provide additional funding required by the Issuer either itself or by arranging third party funding, provided that no Group Company (including the Issuer) may obtain additional third party debt funding without the prior written consent of the Purchaser. Following the Call Option Lapse Date, OSN Streaming Holding may provide debt financing provided that, for so long as the Purchaser holds, directly or indirectly, 7.5% or more of the Ordinary Shares, (i) the interest rate does not exceed 12.5% per annum and (ii) the Group Company has been unable to arrange equivalent debt funding with an interest rate of less than 12.5% per annum.

Option Agreement

On the First Completion Date, OSN Streaming Holding, the Purchaser and the Purchaser Guarantor will enter into an option agreement pursuant to which OSN Streaming Holding will grant the Purchaser certain options in respect of OSN Shares (the "Option Agreement"). Capitalized terms used in this sub-section of Item 6 but not defined herein have the meaning ascribed to such terms in the Option Agreement.

Call Option

Pursuant to the Option Agreement, the Purchaser will have an option (the "Call Option") to purchase all of the OSN Shares owned by OSN Streaming Holding (the "Call Option Shares") at the Call Option Price at any time during the period beginning on July 1, 2027, and ending on the Call Option Lapse Date (the "Call Option Period").

During the Call Option Period, the Purchaser may serve a notice (the "Call Option Price Notice") on OSN Streaming Holding notifying of its intention to deliver a notice to exercise the Call Option (the "Call Exercise Notice").The Purchaser may specify in the Call Option Price Notice that no value is to be ascribed to the Music Business (as defined in the SPA) in connection with the exercise of the Call Option (the "Exclusion Election").

Promptly following delivery of the Call Option Price Notice, OSN Streaming Holding and the Purchaser will engage in good faith discussions with a view of determining (i) the fair market value of the Issuer and its subsidiaries in accordance with the Option Agreement (with or without the Music Business, depending on whether an Exclusion Election has been made by the Purchaser in accordance with the Option Agreement) (the "Issuer Fair Market Value") and (ii) the net debt amount of OSN Streaming (the "OSN Streaming Net Debt Amount"). If no agreement is reached during the period specified in the Option Agreement, OSN Streaming Holding and the Purchaser will appoint an independent expert to determine the Issuer Fair Market Value and OSN Streaming Net Debt Amount in accordance with the Option Agreement.

The Purchaser may only exercise the Call Option by serving a Call Exercise Notice on OSN Streaming Holding following determination of the Issuer Fair Market Value and OSN Streaming Net Debt Amount in accordance with the Option Agreement until the date that is 90 calendar days following such determination (provided that the Purchaser will not be entitled to exercise the Call Option if any of Second Completion or Third Completion has not occurred as a result of a breach by the Purchaser of its obligations under the SPA, unless such breach is in response to a breach by OSN Streaming Holding).

Completion of the Call Option will be subject to the satisfaction or waiver (where permissible under applicable law) of the following conditions on or before the date falling 12 months from the date of the Call Exercise Notice (the "Call Option Longstop Date"): (i) OSN Streaming owning 100% of the outstanding Ordinary Shares and any securities convertible or exchangeable into Ordinary Shares of the Issuer (the "Minority Buyout Condition"), (ii) obtaining all applicable consents and approvals from any applicable Governmental Authorities and the expiration or termination of all applicable mandatory waiting periods, and (iii) the absence of any order or judgment of any Governmental Authority that makes unlawful or prohibits or restricts the transfer of the Call Option Shares.

Put Options

The Option Agreement will also include the following put options:

CM Put Option: If the Minority Buyout Condition has not been satisfied or waived by the Call Option Longstop Date, OSN Streaming Holding and the Purchaser will discuss in good faith whether there should be a reduction to the Call Option Price. If no agreement is reached during the period specified in the Option Agreement, the Purchaser may serve a notice on OSN Streaming Holding during the period beginning on the day immediately following the end of such specified period and ending on the date that is 60 calendar days following the Call Option Longstop Date (the "CM Put Option") requiring OSN Streaming Holding to purchase all of the OSN Shares owned by the Purchaser (the "Put Option Shares") at the CM Put Option Price.

CF Put Option: If the Issuer Fair Market Value determined by the independent expert is below the Call Option Floor, OSN Streaming Holding and the Purchaser will discuss in good faith to seek a reduction in the Call Option Floor. If OSN Streaming Holding does not agree to lower the Call Option Floor during the period specified in the Option Agreement, the Purchaser may serve a put option notice on OSN Streaming Holding during the period of 60 calendar days following the end of such specified period (the "CF Put Option") requiring OSN Streaming Holding to purchase all of the Put Option Shares at the CF Put Option Price.

Call Option Price, CM Put Option Price and CF Put Option Price

Pursuant to the Option Agreement, the Call Option Price, CM Put Option Price and CF Put Option Price will be calculated as follows:

"Call Option Price" will be (x) the higher of (i) the Call Option Floor and (ii) the Issuer Fair Market Value, multiplied by (y) the Relevant Proportion of OSN Streaming Holding. Where (x)(ii) applies, the product of (x) and (y) will be adjusted dollar-for-dollar by OSN Streaming Holding's Pro Rata Portion of the OSN Streaming Net Debt Amount (whether positive or negative).

"CM Put Option Price" will be the higher of (i) the Put Option Floor, and (ii)(x) the Issuer Fair Market Value multiplied by (y) the Relevant Proportion of the Purchaser. The product of (ii) (x) and (y) will be adjusted dollar-for-dollar by the Purchaser's Pro Rata Portion of the OSN Streaming Net Debt Amount (whether positive or negative).

"CF Put Option Price" will be (x) the Issuer Fair Market Value multiplied by (y) the Relevant Proportion of the Purchaser. The product of (x) and (y) will be adjusted dollar-for-dollar by the Purchaser's Pro Rata Portion of the OSN Streaming Net Debt Amount (whether positive or negative).

For the purposes of the Option Agreement:

"Call Option Floor" means USD 225 million (where an Exclusion Election has been made by the Purchaser in accordance with the Option Agreement) or USD 302 million (where no Exclusion Election has been made by the Purchaser in accordance with the Option Agreement) or such lower number as agreed by OSN Streaming Holding in accordance with the Option Agreement;

"Put Option Floor" means an amount sufficient to generate an internal rate of return for the Purchaser of 15 per cent. when applied to the total investment made by the Purchaser in respect of the OSN Shares and any payment made to the Purchaser in respect of such investment from time to time (other than any amount paid to the Purchaser pursuant to a claim under the SPA), calculated in accordance with the Option Agreement;

"Pro Rata Portion" means a proportion calculated by dividing (i) the number of OSN Shares owned by OSN Streaming Holding or the Purchaser (as applicable) by (ii) the total number of OSN Shares then in issue (other than those held in treasury); and

"Relevant Proportion" means a proportion calculated by multiplying (i) the Pro Rata Portion of OSN Streaming Holding or the Purchaser (as applicable) by (ii) the proportion of the fully diluted share capital of the Issuer held by OSN Streaming.

Music Business Carve-Out

If the Purchaser makes an Exclusion Election pursuant to the Option Agreement, OSN Streaming Holding may elect to effect the Music Business Carve-Out by serving written notice to the Purchaser by no later than the date falling 20 business days following the Exclusion Election, in which case OSN Streaming Holding and the Purchaser shall cooperate and negotiate in good faith in accordance with the key principles set forth in the Option Agreement and shall enter into definitive documentation on the Call Option Completion Date to implement the Music Business Carve-Out with effect from no later than the Call Option Completion.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description

11 Agreement for the Sale and Purchase of Shares in OSN Streaming Limited, dated as of March 23, 2025, by and among OSN Streaming Holding Limited, DPlay Entertainment Limited and Discovery Communications LLC. * #

* Filed herewith.

# Portions of this exhibit have been omitted because such portions are both not material and the registrant customarily and actually treats the redacted information as private and confidential. The omissions have been indicated by Asterisks ("[***]").

## Signatures
- OSN Streaming Limited: /s/ Fiona Robertson, Fiona Robertson, Director (03/23/2025)
- OSN Streaming Holding Limited: /s/ Fiona Robertson, Fiona Robertson, Director (03/23/2025)
- Panther Media Holding Limited: /s/ Laura Herbin, Laura Herbin, Director (03/23/2025)
- Panther Media Group Limited: /s/ Joseph El Kawkabani, Joseph El Kawkabani, Chief Executive Officer (03/23/2025)
- Kuwait Projects Company (Holding) K.S.C.P: /s/ Sheikha Dana Naser Sabah Al Ahmad Al Sabah, Sheikha Dana Naser Sabah Al Ahmad Al Sabah, Director (03/23/2025)